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	June 26, 2018	BEIJING
VIA EDGAR		BRUSSELS
Christina Chalk		FRANKFURT
Senior Special Counsel		HONG KONG
Office of Mergers and Acquisitions		LONDON
Division of Corporate Finance		MOSCOW
U.S. Securities and Exchange Commission		MUNICH
100 F Street, N.E.		PARIS
Washington, D.C. 20549		SÃO PAULO
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SINGAPORE
TOKYO
TORONTO

Re:    SJW Group

      Schedule 14D-9 filed June 15, 2018

      (the “Recommendation Statement”)

      SEC File No. 5-36500

Dear Ms. Chalk:

SJW Group (“SJW”) has filed today with the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the Recommendation Statement (“Amendment No. 1”). This letter, together with Amendment No. 1, provides the responses of SJW to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission received by letter, dated June 19, 2018, concerning the Recommendation Statement, including accompanying materials. For your convenience, our response immediately follows the text of the Staff’s comment. The Staff’s comment has been indicated in bold italics.

Item 4. The Solicitation or Recommendation

1.	On page 18, explain what factors form the basis for the SJW Board’s belief that the CPUC could take even longer (than for California Water’s acquisition of Dominguez Services Corporation) to review an acquisition of SJW. Note that the 18-month period you cite is the statutory maximum.

Response: SJW acknowledges the Staff’s comment and has revised the disclosure on pages 3-4 of Amendment No. 1 to address the Staff’s comment.

2.	Where you cite the regulatory hurdles you believe a California Water acquisition of SJW would face, note the corresponding challenges for the merger with

Connecticut Water so that shareholders may access the comparable regulatory risks posed. Your revised disclosure on page 18 should note that SJW received a letter from the CPUC directing it to submit an application for approval of the merger with Connecticut Water. Clarify is this approval is required how the regulatory approval process for the merger would be the same as for the Offer and how it would differ.

Response: SJW acknowledges the Staff’s comment and has revised the disclosure on pages 2-4 of Amendment No. 1 to address the Staff’s comment.

3.	On page 19, you state that although SJW has not made a decision to sell itself, it believes the Offer price is below what other potential acquirors would pay for SJW “whether now or in the future.” Other than citing to the proposal by California Water, you do not provide support for the assertion that other buyers would pay more for SJW. Revise to explain the basis for this belief. Your revised disclosure should explain why you believe the unnamed “strategic” company represented by Lazard would pay more for SJW.

Response: SJW acknowledges the Staff’s comment and has revised the disclosure on page 5 of Amendment No. 1 to address the Staff’s comment.

4.	On page 19, balance the discussion of the conditions to the Offer with the corresponding conditions to the merger with Connecticut Water.

Response: SJW acknowledges the Staff’s comment and has revised the disclosure on pages 5-6 of Amendment No. 1 to address the Staff’s comment.

5.	On page 20, revise the section entitled “California Water has discretion to extend the Offer indefinitely” to describe the withdrawal rights available to tendering holders who have not been paid for their tendered shares.

Response: SJW acknowledges the Staff’s comment and has revised the disclosure on page 6 of Amendment No. 1 to address the Staff’s comment.

6.	If Mr. Thornburg will receive compensation or other benefits as a result of the merger by virtue of his prior position with Connecticut Water that would not be realized upon the consummation of this Offer, this may be important information for shareholders to know when evaluating the recommendation of SJW with respect to the Offer. If applicable, please describe in your revised filing.

Response: SJW acknowledges the Staff’s comment and has revised the disclosure on page 6 of Amendment No. 1 to address the Staff’s comment.

Item 5. Persons/Assets to be Retained, Employed, Compensated or Used, page 21

7.	Revise the disclosure here to comply with Item 1009(a) of Regulation M-A. See the guidance available on our Web site at www.sec.gov under “Tender Offers and Schedules,” Section 14(d) and Regulation 14D, Q&A 159.02. Your expanded disclosure should summarize the material terms of J.P. Morgan’s compensatory arrangements, including the types of fees payable and the “certain transactions” upon which they are contingent, along with any other material information about the fee arrangement material to a security holder’s assessment of J.P. Morgan’s analyses and conclusions.

Response: SJW acknowledges the Staff’s comment and respectfully submits that J.P. Morgan was not employed, retained or compensated to make solicitations or recommendations to the Company’s shareholders and the Schedule 14D-9 included disclosure with respect to the engagement of J.P. Morgan, which the Company believes reflects the material terms of such engagement. Nonetheless, in light of the Staff’s comment, SJW has revised the disclosure on pages 6-7 of Amendment No. 1 to quantify the amounts payable to J.P. Morgan.

Item 6. Interest in Securities of the Subject Company, page 21

8.	Provide the disclosure required by Item 1008(b) of Regulation M-A with respect to all transactions in SJW shares by the identified individuals including those in connection with SJW’s employee benefits plans.

Response: SJW acknowledges the Staff’s comment and has revised the disclosure on page 7 of Amendment No. 1 to address the Staff’s comment.

Exhibit 99(a)(3) – Letter to SJW Group Shareholders

9.	In future filings, avoid characterizing California Water’s Offer, which has now commenced and is open for tenders, as a “non-binding indication of interest.”

Response: SJW acknowledges the Staff’s comment and confirms that it will avoid such characterization in future filings.

10.	See our last comment above. In future filings, avoid referring to the Offer as “non-binding” and further assertions that the Offer “can be withdrawn by Cal Water at any time.” While the Offer is subject to specified conditions, so is the merger with Connecticut Water.

Response: SJW acknowledges the Staff’s comment and confirms that it will avoid such references and assertions in future filings.

11.	Clarify what “significant tax consequences for [SJW] shareholders” may result if the Offer is consummated, and explain the basis for your assertions about these tax consequences.

Response: SJW acknowledges the Staff’s comment and submits that the all-cash nature of the Offer would be treated as a taxable sale transaction for retail, individual and certain other holders of SJW common stock, unlike the planned merger of equals with CTWS, and such a tax recognition event may have significant tax consequences for SJW stockholders insofar as the consummation of the Offer requires such SJW stockholders to pay federal and state tax on unrecognized gains in excess of such holders’ tax basis in their SJW shares.

We hope that the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 470-4662 or by email at leif.king@skadden.com or my colleague Pankaj K. Sinha at (202) 371-7307 or by email at pankaj.sinha@skadden.com.

Very truly yours,

/s/ Leif B. King
Leif B. King

cc:	Securities and Exchange Commission
Katherine Bagley
Mara L. Ransom

cc:	SJW Group
Suzy Papazian